U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)

                                GAMEZNFLIX, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                       (Title of Class of Securities)

                                   36466X-20-7
                                 (CUSIP Number)

                                  John Fleming, CEO
                                   GameZnFlix, Inc.
                                  1535 Blackjack Road
                                Franklin, Kentucky 42134
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  September 21, 2007
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): John Fleming.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 7,078,743

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  7,078,743

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 7,078,743

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 22.15% (as of September 21, 2007)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

GameZnFlix, Inc.
Common Stock, $0.001 par value
1535 Blackjack Road
Franklin, Kentucky 42134

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  John Fleming

(b)  1535 Blackjack Road, Franklin, Kentucky 42134

(c) Occupation: President of Issuer, which is primarily an online provider of DVD's and video games for sale and rent.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 21, 2007, the Issuer issued shares of common stock to Mr. Fleming in connection with the transaction described in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 7,087,743 shares owned by Mr. Fleming under the beneficial ownership rules of the Securities and Exchange Commission. This amount represents, as of September 21, 2007, 22.15% of the outstanding common stock of the Issuer.

(b) Mr. Fleming has sole voting and dispositive power with respect to 7,087,743 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: On September 21, 2007, the Issuer issued 6,952,343 shares of common stock to Mr. Fleming.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: approximately October 31, 2005.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Shares of common stock issued under the Issuer's 2007 Stock and Option Plan covering 6,952,343 shares of common stock in payment for services rendered by Mr. Fleming to the Issuer as Chief Executive Officer and a director valued at $121,666 ($0.0175 per share), as approved by the Issuer's board of directors.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Issuer's 2007 Stock and Option Plan, dated February 1, 2007
(incorporated by reference to Exhibit 4 of the Form S-8 filed on February 14, 2007).

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       John Fleming


Date: September 25, 2007               /s/  John Fleming